EXHIBIT 99.1

DeFi Technologies and Valour Mark Strategic Entry into Brazil With Bell-Ringing Ceremony at B3 Exchange

  Bell-ringing marks Brazil entry: DeFi Technologies and its subsidiary Valour celebrated the launch of DEFT31 BDRs and five digital asset ETPs on the B3 Exchange with a bell-ringing ceremony in São Paulo, signaling a strategic foothold in one of the world's most important emerging markets.
  Local rails, global access: Brazilian investors can now access BRL-denominated, locally listed exposure to DeFi Technologies' Nasdaq-listed shares (DEFT31) and Valour's BTCV, ETHV, XRPV, VSOL and VSUI ETPs through the same brokerage and custody infrastructure they already use for equities and ETFs.
  First step beyond Europe, powered by strong local partners: For Valour, which offers more than 100 ETPs across major European exchanges, the B3 listings represent its first move outside Europe and, with the support of B3 Exchange, Cepeda Advogados and BTG Pactual, establish a scalable platform for further expansion across Latin America and other high-growth regions.

TORONTO, Dec. 23, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that it has successfully launched Brazilian Depositary Receipts ("BDRs") representing its Nasdaq-listed common shares, together with five digital asset exchange traded products ("ETPs") issued by its subsidiary, Valour Inc. and Valour Digital Securities Limited (together, "Valour"), on B3 S.A. – Brasil, Bolsa, Balcão ("B3" or the "B3 Exchange").

DeFi Technologies and Valour Mark Strategic Entry into Brazil With Bell-Ringing Ceremony at B3 Exchange. (CNW Group/DeFi Technologies Inc.)

The listings were formally celebrated with a bell-ringing ceremony at market close on the B3 Exchange in São Paulo, Brazil, on Friday, December 19, 2025, marking a significant milestone in DeFi Technologies' and Valour's international expansion strategy.

DeFi Technologies' BDRs and Valour's ETPs now trading on B3 are:

  DEFT31 – BDRs representing DeFi Technologies' Nasdaq-listed DEFT shares
  BTCV – Valour Bitcoin
  ETHV – Valour Ethereum
  XRPV – Valour XRP
  VSOL – Valour Solana
  VSUI – Valour Sui

The products provide Brazilian investors with BRL-denominated, locally listed exposure to both DeFi Technologies' equity and leading digital assets via the same brokerage and custody infrastructure used for equities and ETFs.

Strategic Entry Into a Key Global Market

Brazil is the world's seventh most populous country, with approximately 213 million people, the most populous nation in South America and the second most populous in the Americas after the United States. With a unified language, regulatory framework and capital markets infrastructure, Brazil represents a core pillar of DeFi Technologies' and Valour's global expansion strategy.

As Latin America's largest crypto economy with an increasingly mature regulatory environment for digital assets and market intermediaries, Brazil provides a strong foundation for expanding institutional grade, exchange traded access to digital assets. With the launch of DEFT31 and Valour's ETPs on B3, Brazilian investors can now access regulated crypto exposure through familiar, local rails.

For Valour, which already offers more than 100 digital asset ETPs listed across major European exchanges, the B3 listings represent its first move outside Europe and establish a scalable platform for further growth across Latin America and other high growth markets.

Management Commentary

"Ringing the bell at B3 to celebrate the launch of DEFT31 and Valour's ETPs was an important milestone for our entire organization," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies and Co Founder of Valour. "Brazil is a strategically important market for us. With these listings on the B3 Exchange, we are one step closer to our goal of making regulated, exchange traded digital asset exposure available to investors in the world's most significant financial centres."

"This launch is our first step outside Europe for Valour and a template for our broader global expansion," said Andrew Forson, President of DeFi Technologies and Chief Growth Officer of Valour. "By offering Brazilian investors BRL denominated, locally listed access to Bitcoin, Ether, XRP, Solana and Sui ETPs, alongside BDRs in DeFi Technologies, we are aligning product access and corporate access in a single market. We are grateful to our partners in Brazil and to the teams across DeFi Technologies and Valour whose execution made this launch possible."

"We would like to thank B3 Exchange, Cepeda Advogados and BTG Pactual for their partnership and support in bringing this initiative to market, as well as the teams across DeFi Technologies and Valour whose commitment and hard work made this launch a reality," added Mr. Forson.

About B3 Exchange
B3 S.A. – Brasil, Bolsa, Balcão ("B3" or the "B3 Exchange") is the Brazilian stock exchange and one of the main financial market infrastructure companies in the world. Headquartered in São Paulo and listed on its Novo Mercado premium segment under the ticker B3SA3, B3 organizes and enables trading, clearing, settlement, registration and depository services across equities, derivatives and over-the-counter markets, as well as data and technology services. For more information please visit https://www.b3.com.br/en_us/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of Valour's ETPs and DeFi Technologies' BDRs on B3; future expansion plans into Brazil and other regions; anticipated investor demand for digital asset ETPs and BDRs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 23-DEC-25